Exhibits
EXHIBIT 13
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS
ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the Annual Report of Pharmaxis Ltd (the ‘Company’) on Form 20-F for the year ended June 30, 2008 as filed with the Securities and Exchange Commission on the date hereof (the ‘Report’), I, Alan D. Robertson, the Chief Executive Officer of the Company, certify, pursuant to and for purposes of 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:
(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: September 15, 2008	/s/ Alan D. Robertson
Alan D. Robertson
Chief Executive Officer

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the Annual Report of Pharmaxis Ltd (the ‘Company’) on Form 20-F for the year ended June 30, 2008 as filed with the Securities and Exchange Commission on the date hereof (the ‘Report’), I, David M. McGarvey, the Chief Financial Officer of the Company, certify, pursuant to and for purposes of 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:
(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: September 15, 2008	/s/ David M. McGarvey
David M. McGarvey
Chief Financial Officer